
11023527


SEC MAIL PROCESSING
RECEIVED
NOV 2 5 2011
WASH, D.C.
189
SECTION

SECURI SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B Street, Suite 2204
(No. and Street)

San Diego (City) CA (State) 92101-4507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard S. Levenson 619-234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S. Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

See attached form for notary certificate



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 16th day of November, 2011, by Richard S. Levenson ____________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


L. RINCON
Commission # 1941432
Notary Public - California
San Diego County
My Comm. Expires Jun 18, 2015

(Seal) Signature ____________

Western Financial Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2011

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Western Financial Corporation
San Diego, CA

I have audited the accompanying statement of financial condition of Western Financial Corporation, as of September 30, 2011 and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Western Financial Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Western Financial Corporation as of September 30, 2011 and the results of its operations, cash flows and changes in stockholders' equity for the year then ended in conformity with the accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, CA
November 15, 2011

Western Financial Corporation
Statement of Financial Condition
September 30, 2011

Assets

Cash and cash equivalents		$ 78,027
Commissions receivable		33,580
Deferred tax benefit		1,968
Total assets		$ 113,575

Liabilities and Stockholders' Equity

Liabilities		
Salaries and commissions payable		$ 45,343
Income taxes payable		4,092
Liabilities subordinated to the claims of general creditors		34,000
Total liabilities		83,435
Stockholders' Equity		
Common stock no par value, 7,500 shares authorized, 3,500 shares issued and outstanding	$ 15,000	
Additional paid-in capital	3,354	
Retained earnings	11,786	30,140
Total liabilities and stockholders' equity		$ 113,575

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Operations
For the Year Ended September 30, 2011

Revenues	
Commissions	$ 486,618
Investment banking fees	37,500
Other income	1,620
Total revenues	525,738
Expenses	
Clearing charges	48,168
Employee compensation and benefits	365,654
Professional fees	18,000
Occupancy and equipment rental	82,970
Interest expense	2,210
Other operating expenses	11,523
Total expenses	528,525
Net income (loss) before income tax provision	(2,787)
Income tax provision	2,924
Net income (loss)	$ (5,711)

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2011

	Amount
Balance at September 30, 2010	$ 34,000
Increase	0
Decrease	0
Balance at September 30, 2011	$ 34,000

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, September 30, 2010	$ 15,000	$ 3,354	$ 17,497	$ 35,851
Net income (loss)			(5,711)	(5,711)
Balance, September 30, 2011	$ 15,000	$ 3,354	$ 11,786	$ 30,140

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Financial Condition
For the Year Ended September 30, 2011

Cash flows from operating activities:		
Net income (loss)		$ (5,711)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	$ (12,960)	
Deferred tax asset, net	(1,968)	
(Decrease) increase in:		
Salaries and commissions payable	40,209	
Income taxes payable	4,092	
Total adjustments		29,373
Net cash provided by (used in) operating activities		23,662
Cash flows for investing activities:		0
Cash flows from financing activities:		0
Net increase in cash		23,662
Cash at beginning of year		54,365
Cash at end of year		$ 78,027

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest paid	$ 2,210
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

WESTERN FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 1 - ORGANIZATION

Western Financial Corporation (the " Company") was incorporated in the State of California on October 7, 1971 under the name of JB Financial. On April 16, 1974, the Company changed the name to Western Financial Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including broker or dealer retailing corporate equity securities over-the-counter, broker or dealer retailing corporate debt securities, U.S. government securities broker, municipal securities dealer, mutual fund retailer, put and call or option writer, and private placement of securities on the best efforts basis only.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Income Taxes – The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. The standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Recent accounting pronouncements – The Company reviewed all significant newly issued accounting pronouncements and concluded that, other than those disclosed, no material impact is anticipated on the financial statements as a result of future adoption.

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending September 30, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

Recent accounting pronouncements, continued -- The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 2,729	$ (1,728)	$ 1,001
State	2,163	(240)	1,923
Total income tax expense (benefit)	$ 4,892	$ (1,968)	$ 2,924

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company leases its office space from an entity that is owned by one of its stockholders under a formal agreement which is renewable annually. For the year ended September 30, 2011, the Company paid $82,970. Additionally, the Company also receives computer and research services from the same affiliated entity, which are billed monthly, based upon underlying costs and services. For the year ended September 30, 2011, the Company incurred $18,000 for these services.

In addition, accounting and audit fees were paid by the owners of the company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5 – SUBORDINATED LIABILITIES

The borrowings under the subordination loan agreements at September 30, 2011, are listed as follows:

Liabilities subordinated to the claims of general creditors:

Interest at 6.5%, due December 31, 2012 $ 34,000

The two subordinated loan agreements are payable to a company that is wholly owned by one of the stockholders. The two agreements are $20,000 and $14,000 respectively. The interest expense for the year ended September 30, 2011 was $2,210.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid.

WESTERN FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS - continued
SEPTEMBER 30, 2011

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but at September 30, 2011, the Company had net capital of $ 62,172 which was $12,172 in excess of it required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($84,345) to net capital was 1.34 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

Western Financial Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

NOTE 9 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end September 31, 2011 through November 15, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Western Financial Corporation
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
September 30, 2011

Computation of net capital

Stockholders' equity		$ 30,140
Add: Subordinated liabilities		34,000
Total equity & allowable subordinated liability		64,140
Less: Non allowable assets		
Deferred tax benefit		(1,968)
Net capital		62,172

Computation of net capital requirements

Minimum net capital requirements			
6-2/3% of net aggregate indebtedness	$ 3,023		
Minimum dollar net capital required	$50,000		
Net capital required (greater of above)			50,000
Excess net capital			$ 12,172
Ratio of aggregate indebtedness to net capital	1.34	to 1	
Total liabilities net of deferred income taxes payable and deferred income	$83,435		

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$ 66,264
Income taxes payable	(4,092)
Net capital shown here	$ 62,172

The accompanying notes are an integral part of these financial statements

WESTERN FINANCIAL CORPORATION
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

A computation of reserve requirement is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

WESTERN FINANCIAL CORPORATION
Schedule III -- Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2011

Information relating to possession or control requirements is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

PART II

WESTERN FINANCIAL CORPORATION
STATEMENT OF INTERNAL CONTROL
SEPTEMBER 30, 2011

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Western Financial Corporation
San Diego, CA

In planning and performing my audit of the financial statements of Western Financial Corporation (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Western Financial Corporation
San Diego, CA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
November 15, 2011

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

To the Board of Directors
Western Financial Corporation
San Diego, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Western Financial Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Western Financial Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Western Financial Corporation's management is responsible for the Western Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective cash disbursement records entries to the check copy dated April 21, 2011 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no significant differences.
3. Compared the amounts reported in Form SIPC-7 with supporting schedules and working papers noting no significant differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of payments applied to the current assessment with the Form SIPC-6 payment noting no differences.

To the Board of Directors
Western Financial Corporation
San Diego, CA

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
November 15, 2011